Mail Stop 4561

May 8, 2009

Mr. Robert L. Howard-Anderson
President, Chief Executive Officer and Director
Occam Networks, Inc.
6868 Cortona Drive
Santa Barbara, CA 93117

> **Re: Occam Networks, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Filed on March 2, 2009**
> **Forms 8-K**
> **Filed on February 26, 2009 and May 6, 2009**
> **File No. 001-33069**

Dear Mr. Howard-Anderson:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of financial Condition and Results of Operations

Contractual Obligations, page 59

1.   We note from your disclosures on page F-28 that you have recorded a liability of
        $8,149,000 for unrecognized tax benefits. Tell us what consideration was given
        to including this liability in your contractual obligations table.

Consolidated Statements of Operations, page F-4

2.   Please provide a summary of the amount of revenue recognized for services and
        products for each reporting period. In this regard, indicate how your revenue
        presentation complies with Rule 5-03(1) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.   We note your disclosure on page 52 that in determining whether a restatement
        was required, you accounted for hardware sales and related cost of sales in
        accordance with SAB 104, software sales in accordance with SOP 97-2 and
        multiple element arrangements in accordance with EITF 00-21. Your revenue
        recognition policy footnote disclosure, however, provides only a general
        description of your policies. Please confirm that your revenue recognition
        policies conform to those described on page 52 and expand your footnote
        disclosures in future filings in order to more fully describe your revenue
        recognition policies for each revenue stream, including an identification and
        description of how the accounting literature is applied to each. Further, tell us
        how you have applied the provisions of EITF 03-5 in determining whether non-
        software elements should be accounted for pursuant to SOP 97-2.

4.   With regard to certain RUS contracts, we note that you record accounts receivable
        and deferred revenue on a gross basis. Please tell us your basis in GAAP for this
        presentation. In this regard, address at what point you have the legal right to bill
        and collect the receivable. That is, we note that title does not pass until customer
        acceptance is obtained and it is unclear whether you would have the legal right to
        collect a receivable for products not yet accepted.

5.   Further, we note that in prior periods you presented the related RUS deferred revenue and accounts receivable on a net basis. Explain how you determined that a change to gross presentation was appropriate and how you reached the conclusion that the change in presentation is not a change in accounting principle as defined in paragraph 2c of SFAS 154.

Forms 8-K Filed on February 26, 2009 and May 6, 2009

6.   We believe the non-GAAP operating statements appearing in the press releases furnished in your Forms 8-K filed on February 26, 2009 and May 6, 2009 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief